Exhibit 99.3

UNITED UTILITIES PLC

NOTIFICATION RECEIVED OF INTEREST IN SHARES

10 September 2004

Notification has been received today that as at the 8 September 2004, J.P. Morgan Chase & Co. through its subsidiary J.P. Morgan Securities Ltd, had increased its holding to 7.53% of the issued A share capital of the Company, represented by 23,277,688 A shares.

-0-

Contact for queries: Tim Rayner	01925 237071

United Utilities’ ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol ‘UU’.